Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13D/A
Under the Securities Exchange Act of 1934

AMENDMENT NO. 1

Caldera Corporation
(Name of Issuer)

Common Stock, $ .0025 Par Value
(Title of Class of Securities)

12877P109
(CUSIP Number of class of securities)

Richard A. Ford
10584 S. 700 E. Suite 228
Sandy, Utah 84070
(801) 694-0290
(Name, address and phone number of person authorized to receive notices and communications on behalf of person (s) filing statement)

January 21,1999
(Date of event which Requires Filing of this Statement)

The purpose of this filing is to report changes in the number of shares beneficially owned by Richard A. Ford and Jeannie Hildebrand who are members of the Ford Group. Mr. Ford and Ms. Hildebrand acquired additional shares of the issuer, which shares are claimed by such persons not to be part of the shares owned by the Ford Group. Set forth below is information which amends the information contained in the original filing pertaining to Mr. Ford and Ms. Hildebrand; the information concerning the remaining members of the group remains unchanged from the original filing, except as to the percentage ownership of the class of securities held by each member has been reduced from 40.77% to 1.62%.

SCHEDULE 13D

CUSIP No: 12877P109

1. Name of Reporting Person: Richard A. Ford
   I.R.S. Number: ###-##-####

2. Check appropriate box if a member of a group: (a)      (b)__

3. S.E.C. USE ONLY

4. Source of Funds: PF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ____

6. Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:

7. Sole voting power: 705,000
8. Shared voting power: 67,786
9. Sole depositive power: 705,000
10. Shared depositive power: 67,786

11. Aggregate amount beneficially owned by each reporting person: 772,786

12. Check box if the aggregate amount in row (11) excludes certain shares:
    ____

13. Percent of class represented by amount in row (11): 18.5%

14. Type of reporting person: IN


SCHEDULE 13D

CUSIP No: 12877P109

1. Name of reporting person: Jeannie Hildebrand
   I.R.S. Number: ###-##-####
2. Check the appropriate box if a member of a group: (a)    (b) __

3. SEC USE ONLY

4. Source of Funds: PF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ____

6. Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:

7. Sole voting power: 400,000
8. Shared voting power: 67,786
9. Sole dispositive power: 400,000
10.Shared dispositive power: 67,786

11. Aggregate amount beneficially owned by each reporting person: 467,786

12. Check box if the aggregate amount in row (11) excludes certain shares:
    ____

13. Percent of class represented by amount in row (11): 11.2%

14. Type of reporting person: IN


ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, par value $.0025 per share (the "Common Stock"), of Caldera Corporation, a Florida corporation (the "Company"). The principal executive offices are located at 3156 East Old Mill Circle, Suite 100, Salt Lake City, Utah 84121.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The funds used for the purchase reported herein are derived from the personal funds of the reporting persons.

ITEM 4. PURPOSE OF TRANSACTION.

     The Shares have been acquired through the exercise of options granted by the Company and for cash from the Company and are being held for investment purposes. The reporting persons may acquire additional Shares of the Common Stock from time to time in the open market based on factors such as the Company's financial condition, results of operations and future prospects, the market value of the Common Stock and general economic and market conditions. Mr. Ford and Ms. Hildebrand intend to vote for a proposal to change the domicile of the Company to Nevada. Although the reporting persons have no present plan or proposal which would relate to or would result in any of the events listed below, they may in the future adopt plans or proposals relating to or resulting in one or more of such events:

a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
d. Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the Company;
f. Any other material change in the Company's business or corporate structure;
g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
h. Causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i. A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act; or
j. Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As the date hereof, Mr. Ford beneficially owns directly an aggregate of 705,000 shares of Common Stock, which represents approximately 18.5% of the outstanding shares of Common Stock. As the date hereof, Ms. Hildebrand beneficially owns directly an aggregate of 467,786 shares of Common Stock, which represents approximately 11.2% of the outstanding shares of Common
Stock.
     (b) The reporting entities share the power to vote or to direct the vote, and share the power to dispose or to direct the disposition, of 67,786 shares of Common Stock.
     (c) Not Applicable
     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the reporting persons.
     (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The reporting persons set forth in the original filing have orally agreed to vote their shares of Common Stock set forth in the original filing as a group. The 705,000 shares of Mr. Ford and the 400,000 shares of Ms. Hildebrand reported in this amendment are not deemed to be included in the shares owned by the group.

      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1999/s/ Richard A. Ford

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1999/s/ Jeannie Hildebrand